April 12, 2011

Re:	VoiceServe, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed April 1, 2011 File No. 333-169459

Dear Mr. Groff:

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By verbal discussion, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Company’s counsel with its comments on the Company’s correspondence letter and related Annex 1filed on April 11, 2011. For your convenience, the verbal comments are listed below, followed by the Company’s responses. Proposed changes to Amendment No. 3 to the Registration Statement are reflected in Annex 1 attached hereto. Upon your approval of our responses and proposed changes, we will file with the SEC a formal amendment number 4 to the Registration Statement.

General

Plan of Distribution, page 12

1.
The disclosure added in response to comment 11 from our letter dated March 10, 2011 fails to address your primary offering and instead describes the characteristics of a secondary offering.  Again, we note that the plan of distribution for the secondary offering is already described on page 41 A.  Replace the added disclosure with a discussion of the plan of distribution for the primary offering.

Response: The Plan of Distribution on page 12 has been revised to disclose the characteristics of our primary offering.

Recent Sales of Unregistered Securities, page II-2

2.
In accordance with comment 12 from our letter dated March 10, 2011, revise your disclosure to account for all sales of unregistered securities covered by Item 701 of Regulation S-K.  We once again note applicable transactions disclosed under Note 9 on page F-13, including a December 7, 2010 share issuance and the issuance of options to service providers.

Response: The Registration Statement on Form S-1/A has been revised on page II-2 to disclose all sales of unregistered securities covered by Item 701 of Regulation S-K. Further revisions have been made to pages 2, 15, and 22 to disclose the satisfaction of a $150k note payable to the sellers of VoipSwitch, Inc.

Very truly yours,

/S/ANSLOW & JACLIN LLP
ANSLOW & JACLIN LLP